

Mail Stop 3561

May 19, 2009

Mr. Jeffery Lamberson
President
MIP Solutions, Inc.
2060 Stockman Circle
Folsom, CA 95630

> **Re: MIP Solutions, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 26, 2008**
> **File No. 333-141927**

Dear Mr. Lamberson:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

     Sincerely,

     Adam Phippen
     Staff Accountant